Exhibit 99.1

Scinai Immunotherapeutics Regains Compliance with Nasdaq’s Stockholders’ Equity Rule

JERUSALEM, ISRAEL - Nov. 20, 2023 - Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) today announced today the receipt of formal notification from the Nasdaq Stock Market (“Nasdaq”) that the Company has regained compliance with Nasdaq listing rules regarding minimum stockholders’ equity.

Scinai is a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases, and providing end-to-end boutique CDMO services.

Nasdaq indicated that their determination that the Company complies with Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum $2.5 million in stockholders’ equity, is based on the content of the Company’s Form 6-K dated November 13, 2023. Nasdaq also indicated that if the Company does not evidence such compliance in its next periodic report, Nasdaq may provide notification to the Company that it may be subject to delisting, at which time the Company may appeal the determination to a Hearings Panel.

The November 13 plan filed by Scinai, which forms the basis of Nasdaq’s decision to determine that the Company complies with Listing Rule 5550(b)(1), included:

●	A revised financial facility contract with the European Investment Bank (“EIB”) extending the maturity of the EIB’s loan from 2027 to 2031. The formal documentation is expected to be signed soon.

●	The recent change of the company’s functional currency from NIS to USD to better reflect the Company’s new business strategy. This change impacted the classification of most of the current and future warrants as equity and not as liabilities, as per GAAP accounting rules.

●	The updated assessment by an external appraisal of Scinai’s weighted average cost of capital (WACC) to 35%. The Company expects this new WACC to be incorporated in the Company’s financial statements for the year ending December 31, 2023. A higher WACC is expected to lower the NPV of long-term liabilities.

In a related matter and as reported on November 3, 2023, Scinai received a letter regarding non-compliance with an additional Nasdaq listing requirement to maintain a minimum bid price of $1.00 per share. As reported, the letter is only a notification of deficiency and has no immediate effect on the listing or trading of the Company’s American Depository Shares (“ADSs”), and Scinai intends to monitor the closing bid price of its ADSs and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement.

About Scinai Immunotherapeutics Ltd.

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units: In-house development of inflammation and immunology (I&I) biological products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs; and a comprehensive CDMO service to help biotech companies bring their products to market efficiently and effectively by leveraging Scinai’s GMP and non-GMP drug development and manufacturing capabilities for pre-clinical and clinical studies. Company website: www.scinai.com.

Company Contact

Joshua Phillipson | +972 8 930 2529 | joshua.phillipson@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, compliance with the listing requirements of the Nasdaq Stock Market. These forward--looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that that the Company will not evidence compliance with Nasdaq listing rules regarding minimum stockholders’ equity in its next periodic report and does not cure the non-compliance with the minimum bid price requirement of Nasdaq, that the Company will not be successful in becoming an end-to-end provider of CDMO services at high international standards, that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.